Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

OVERSEAS REGULATORY ANNOUNCEMENT

This announcement is published pursuant to rules 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

As China Southern Airlines Company Limited has published the “Announcement on Appointment of the Senior Management of China Southern Airlines Company Limited” on the Shanghai Stock Exchange, the full text of the announcement is set out below for information purpose.

By order of the Board
China Southern Airlines Company Limited Xie Bing
Company Secretary

Guangzhou, the People’s Republic of China

20 April 2021

As at the date of this announcement, the Directors include Ma Xu Lun and Han Wen Sheng as executive Directors; and Zheng Fan, Gu Hui Zhong, Tan Jin Song and Jiao Shu Ge as independent non-executive Directors.

Stock short name: China South Air                                                     Stock Code: 600029                                                     Notice No.: Lin 2021-015

ANNOUNCEMENT ON APPOINTMENT OF THE SENIOR MANAGEMENT OF CHINA SOUTHERN AIRLINES COMPANY LIMITED

The board (the “Board”) of directors (the “Directors”) of the Company and all of its members confirm that the contents of this announcement do not contain any misrepresentations, misleading statements or material omission, and jointly and severally accept full responsibilities for the truthfulness, accuracy and completeness of the information contained in this announcement.

According to the requirements of Article 178 of the Articles of Association of China Southern Airlines Company Limited (the “Company”), the 8th session of the Board of the Company passed the following resolution by means of written resolution unanimously on 20 April 2021:

Approving the appointment of Mr. Yao Yong as the Executive Vice President, Chief Accountant and Chief Financial Officer of the Company, with a term of office consistent with the term of office for this session of the Board.

The number of Directors supposed to be present was 6, of which 6 attended in person. The Directors approved the above resolution unanimously after consideration. The manner and procedures for considering the relevant resolution were in compliance with the requirements of the Company Law and the Articles of Association of the Company.

Opinion of the Independent Directors:

The qualification of Mr. Yao Yong is legal, his nomination procedure is in compliance with the relevant laws, regulations and the Articles of Association of the Company and he is capable for meeting the relevant responsibility requirements for the appointed position, thus the appointment of the above candidate by the Board is consented to.

Independent Directors: Zheng Fan, Gu Hui Zhong, Tan Jin Song and Jiao Shu Ge

The Board of Directors of

China Southern Airlines Company Limited

20 April 2021

Attachment: Biographical details of Mr. Yao Yong

Yao Yong, male, born in November 1969 (aged 51), graduated with a bachelor’s degree of economics from the Department of National Economic Management of Sichuan University, majoring in National Economic Management. He obtained his master’s degree of Business Administration from the University of Electronic Science and Technology of China-Webster University. He is a senior accountant, a senior auditor and an ACCA member. He began his career in July 1991, and joined the Chinese Communist Party in June 2004. He served as a Staff Member of the Capital Construction Audit Division of Sichuan Provincial Audit Department, the Senior Staff Member and the Principal Staff Member of the Fixed Assets Investment Audit Division of Sichuan Provincial Audit Department. He served as the Director of the Financial Management Department of Ertan Hydropower Development Co., Ltd. (二灘水電開發有限責任公司) in March 2003; Deputy Chief Accountant and Director of Finance Department of Ertan Hydropower Development Co., Ltd. in July 2007; Chief Accountant and Director of Financial Management Department of Ertan Hydropower Development Co., Ltd. in October 2010; Chief Accountant of Ertan Hydropower Development Co., Ltd. in December 2011; Chief Accountant of Yalong River Hydropower Development Co., Ltd. (雅礱江流域水電開發有限公司) in November 2012; Director of the Finance Department of State Development & Investment Corporation (renamed as State Development & Investment Corp., Ltd. in December 2017) in June 2017; and Chief Accountant and Party Member of China Southern Air Holding Company Limited in March 2021.